March 14, 2019

Yossi Maimon
Chief Financial Officer
Protalix BioTherapeutics, Inc.
2 Snunit Street
Science Park
POB 455
Carmiel, Israel 20100

       Re: Protalix BioTherapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 6, 2018
           File No. 001-33357

Dear Mr. Maimon:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance